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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1 (b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                              ARMOR HOLDINGS, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    042260109
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

----------------------                                 -------------------------
CUSIP NO. 042260109                                      Page  2  of  5  Pages
----------------------                                 -------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Thomas F. Frist III
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                    5   SOLE VOTING POWER
  NUMBER OF             1,000,000
   SHARES         --------------------------------------------------------------
BENEFICIALLY        6   SHARED VOTING POWER
  OWNED BY              0
    EACH          --------------------------------------------------------------
  REPORTING         7   SOLE DISPOSITIVE POWER
   PERSON               1,000,000
    WITH          --------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      3.3%
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 12   TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

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         This Schedule 13G replaces the Schedule 13D filed on December 16, 1997, as amended by Amendment No. 1 on Schedule 13D/A filed on March 2, 1998, and the
Schedule 13G filed on February 12, 2001.

ITEM 1(a).     NAME OF ISSUER:

               Armor Holdings, Inc., a Delaware corporation (the "Company").

ITEM 1(b).     ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The principal executive office of the Company is located at 1400 Marsh Landing Parkway, Suite 112, Jacksonville, Florida 32250.

ITEM 2(a-b)    NAMES AND PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

               Thomas F. Frist III (the "Reporting Person")
               c/o FS Partners, LLC
               767 Fifth Avenue, 50th Floor
               New York, NY 10153

ITEM 2(c).     CITIZENSHIP:

               United States of America.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.01 par value per share (the "Common Stock")

ITEM 2(e).     CUSIP NUMBER:

               042260109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON IS A:

               Not applicable.

ITEM 4.        OWNERSHIP:

                  (a)  Amount beneficially owned: 1,000,000 shares
                  (b)  Percent of class: 3.3
                  (c)  Number of shares as to which such person has:

                       (i)    Sole power to vote or to direct the vote:
                              1,000,000 shares
                       (ii)   Shared power to vote or to direct the vote: 0
                       (iii) Sole power to dispose or to direct the disposition of: 1,000,000 shares

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                       (iv)   Shared power to dispose or to direct the
                              disposition of: 0

     The percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 30,655,321 shares outstanding as of December 10, 2001.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 3, 2002


                                                 /s/ Thomas Frist III
                                                 -------------------------------
                                                 Thomas F. Frist III